Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265556-01

Supplementing the Preliminary Prospectus

Supplement dated February 25, 2025

(To Prospectus dated June 13, 2022)

$1,000,000,000

The Dow Chemical Company

$400,000,000 5.350% Notes due 2035

$600,000,000 5.950% Notes due 2055

Final Term Sheet

February 25, 2025

Issuer:	The Dow Chemical Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa1 (Negative) / BBB (Negative) / BBB+ (Stable)

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Trade Date:	February 25, 2025

Settlement Date (T+10):**	March 11, 2025

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Bancroft Capital, LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

	5.350% Notes due 2035 (the “2035 Notes”)	5.950% Notes due 2055 (the “2055 Notes”)

Aggregate Principal Amount Offered:	$400,000,000	$600,000,000

Maturity Date:	March 15, 2035	March 15, 2055

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2025 (long first coupon)	March 15 and September 15, beginning September 15, 2025 (long first coupon)

Coupon (Interest Rate):	5.350%	5.950%

Price to Public (Issue Price):	99.984%	99.763%

Yield to Maturity:	5.352%	5.967%

Benchmark Treasury:	UST 4.625% due February 15, 2035	UST 4.500% due November 15, 2054

Benchmark Treasury Price and Yield:	102—19; 4.302%	98—29; 4.567%

Spread to Benchmark Treasury:	+105 bps	+140 bps

Make-Whole Call:

Prior to December 15, 2034 (three months prior to the maturity date of the 2035 Notes) (the “2035 Notes Par Call Date”), we may redeem the 2035 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, and

Prior to September 15, 2054 (six months prior to the maturity date of the 2055 Notes) (the “2055 Notes Par Call Date”), we may redeem the 2055 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 Notes matured on the 2055 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the redemption date, and

	(2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	(2) 100% of the principal amount of the 2055 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On and after December 15, 2034 (three months prior to the maturity date of the 2035 Notes), we may redeem the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On and after September 15, 2054 (six months prior to the maturity date of the 2055 Notes), we may redeem the 2055 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2055 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	260543DL4	260543DM2

ISIN:	US260543DL48	US260543DM21

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about March 11, 2025, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403, or SMBC Nikko Securities America, Inc. at 1-212-224-5135.